Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

Mr. John F. Corcoran
Senior Vice President and Chief Financial Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: **CNA Surety Corporation**
       Form 10-K for the Year Ended December 31, 2008
       Filed on February 17, 2009
       Schedule 14A
       Filed on March 19, 2009
       File No. 001-13277

Dear Mr. Corcoran:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF14A

Annual Cash Bonus, page 10

1. We note your response to Comment 13. Please revise your proposed disclosure example to explain how each of the individual performance objectives for your NEOs is assessed. Where individual performance goals were assessed based upon

quantitative targets, these numerical targets should be disclosed and where the achievement of goals is based on qualitative judgment, the assessment process should be described. For example, the achievement of objectives such as "loss ratio results," "gross written premiums," and "operational metric goals" appears to be based on numerical performance targets while the achievement of objectives such as "strategic leadership," "talent management," and "Drive for Results," appear to based on qualitative assessment.

In addition, please include a discussion of each NEO's level of achievement with respect to the performance objective and how the level of achievement was used to determine the amount of bonus paid.

CNA Surety Corporation 401(k) Plan, page 14

2. We note your response to Comment 13. Please provide an example of proposed disclosure which incorporates the information you have provided in your response to the comment.

Certain Relationships and Related Party Transactions, page 23

3. We note your response to Comment 14. Please provide an example of proposed disclosure which includes a discussion of your review, approval or ratification of transactions with related persons as required under Item 404(b) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions please contact Bryan Pitko, Attorney Advisor, at (202) 551-3203. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director